EXHIBIT 99.1

Seadrill Partners LLC Announces Full Exercise of Underwriters’ Option, Closing of Public Offering and Closing of Private Placement to Seadrill Limited

Seadrill Partners LLC (“Seadrill Partners” or the “Company”) (NYSE: SDLP) announced today that its previously announced public offering (the “Offering”) of 11,200,000 common units representing liability company interests at a price of $29.50 per common unit has closed. In addition, the underwriters exercised in full their option to purchase an additional 1,680,000 common units. The total number of common units sold in the Offering was therefore 12,880,000. Concurrently with the closing of the Offering, Seadrill Limited (“Seadrill”) purchased directly from the Company 3,394,916 common units at a price of $29.50 per unit.

The Company intends to use the net proceeds from the Offering and private placement to Seadrill to fund its portion of the cash purchase price in connection with the previously announced proposed acquisitions by Seadrill Operating LP and Seadrill Capricorn Holdings LLC of the semi-submersible drilling rigs, the West Leo and the West Sirius, respectively (the “Acquisitions”).

Seadrill Partners was formed by Seadrill to own, operate and acquire offshore drilling rigs under long-term contracts. Its current fleet consists of two semi-submersible rigs (the West Capricorn and the West Aquarius), one drillship (the West Capella), two tender rigs (the T-15 and the T-16), and one semi-tender (the West Vencedor).

Citigroup, BofA Merrill Lynch, Goldman, Sachs & Co., Morgan Stanley, Wells Fargo Securities, Deutsche Bank Securities and RBC Capital Markets acted as the joint bookrunning managers, and DNB Markets, Fearnley Securities and Global Hunter Securities acted as co-managers, in connection with the Offering.

Copies of the prospectus supplement and accompanying base prospectus related to the Offering may be obtained from the offices of: Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: 800-831-9146, Email: BATProspectusdept@citi.com; BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department or Email dg.prospectus_requests@baml.com; Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, Telephone: 866-471-2526, Facsimile: 212-902-9316, Email: prospectus-ny@ny.email.gs.com; Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; Wells Fargo Securities, Attention: Equity Syndicate Department, 375 Park Avenue, New York, New York, 10152, Telephone: 800-326-5897, Email: cmclientsupport@wellsfargo.com; Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, Telephone: 800-503-4611, Email: prospectus.cpdg@db.com, or RBC Capital Markets, LLC, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Telephone: 877-822-4089.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The common units in the Offering were offered and sold pursuant to an effective registration statement on Form F-3 previously filed with the Securities and Exchange Commission (the “SEC”) (File No. 333-192053). The Offering was made by means of a prospectus supplement and accompanying base prospectus filed with the SEC.

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements, which include statements related to the Offering, the concurrent private placement and the use of proceeds therefrom, are based upon the current beliefs and expectations of Seadrill Partners’ management and are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The information set forth herein should be read in light of such risks. Seadrill Partners does not assume any obligation to update the information contained in this press release.

December 9, 2013

Questions should be directed to:

Graham Robjohns: Chief Executive Officer

Rune Magnus Lundetrae: Chief Financial Officer